ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update: Routine Announcements from
19 August to 2 October 2009

DATE	DETAILS
30 September 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

24 September 2009	Directors’ Interests in Shares (Steve Lucas)

17 and 23 September 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

8 September 2009	Directors Interests-Share Incentive Plan-monthly update

3 and 7 September 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

2 September 2009	NG plc Debt Repurchase

25 August and 1 September 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

20 August 2009	Notification of Directors’ Interests -Scrip Dividend and Dividend Reinvestment (Repeated from previous Form 6-k filing update):

19 August 2009	National Grid plc Scrip Dividend (formal issue and allotment by NG plc)